Mail Stop 0510

      May 20, 2005


Via U.S. mail and facsimile


Mr. Laurie Tugman
President and Chief Executive Officer, Marsulex, Inc.
111 Gordon Baker Road, Suite 300,
Toronto, Ontario, Canada M2H 3R1


	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 333-09410


Dear Mr. Tugman:

		We have reviewed your response dated May 12, 2005 to our letter dated April 28, 2005 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

Selected Financial Data, page 1

We note your response to our prior comment 1. You have not complied with Item 10 (e) of Regulation S-K or Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
In
this regard, please note the following comments:

1. Expand your discussion of the limitations of EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA as it relates to performance measures. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:
* The measure does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue.
Therefore any measure that excludes interest expense has material limitations;
* The measure does not include depreciation and amortization expense.
Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue.
Therefore any measure that excludes depreciation and amortization expense has material limitations;
* The measure does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

2. As previously requested, you must rename your acronym, EBITDA, as it eliminates items other than interest, taxes, depreciation and amortization. EBITDA is an accepted non-GAAP measure with a commonly accepted definition. Your calculation of EBITDA is not consistent with this commonly accepted definition. Refer to the guidance set forth in Question 10 of our Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures.

3. Your disclosures do not adequately convey to readers how management compensates for the limitations inherent in their non-
GAAP
measure.

4. You do not appear to be appropriately analyzing whether the items you eliminate are nonrecurring. In this regard, Item 10(e) (ii)
(B)
indicates that a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as nonrecurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please reassess the appropriateness of the items you have eliminated.

5. Provide for us supplementally your proposed disclosures for future filings. Ensure that such disclosures fully comply with Item
10(e)
of Regulation S-K and encompass the above comments as well as the comments issued in our earlier comment letter.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, in their absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

??

??

??

??

Mr. Laurie Tugman
May 20, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE